SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on November 15, 2001

                           CRUSADE MANAGEMENT LIMITED,
              as manager of the Crusade Global Trust No. 1 of 1999
             (Exact name of Registrant as specified in its Charter)


             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
           ----------------------------------------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [X]       Form 40-F  [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [ ]             No  [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82- .

OTHER EVENTS

         On the Quarterly Payment Date falling on November 15, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 1999, by the undersigned, thereunto duly authorized.


                                            Crusade Management Limited,
                                            as Trust Manager for the Crusade Global Trust No. 1 of 1999,
                                            -----------------------------------------------------------
                                            (Registrant)



Dated: January  __, 2002                    By:    /s/  Roger Desmarchelier
                                                --------------------------------------------------------
                                            Name:   Roger Desmarchelier
                                            Title:  Executive Manager


EXHIBIT INDEX


Exhibit               Description
-------               ------------

99.1                  The Noteholders Report for the Quarterly Payment Date on
                      November 15, 2001

                                    Exh-99.1


[CRUSADE TRUST
     LOGO]
                               Noteholders Report
                        Crusade Global Trust No.1 of 1999
                      Coupon Period Ending 15 November 2001

NOTES
-----
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------
                                                                              Coupon Payments       Principal       Charge Offs
                        FV Outstanding (USD)  Bond Factor       Coupon Rate        (USD)          Payments (USD)        (USD)
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------

Class A1 Notes          0.00                  0.000000%         0.00000%      0.00                0.00              0.00
Class A2 Notes          373,295,339.39        65.605508%        3.90000%      4,206,034.56        48,714,817.60     0.00
Class A3 Notes          125,000,000.00        100.000000%       3.99000%      1,274,583.33        0.00              0.00


                                                                    15-Nov-01
POOL SUMMARY                                                            AUD
------------                                                     ---------------
Outstanding Balance - Variable Rate Housing Loans                 617,868,325.08
Outstanding Balance - Fixed Rate Loans                            161,725,873.96
Number of Loans                                                            9,453
Weighted Average Current LVR                                              55.71%
Average Loan Size                                                         82,471
Weighted Average Seasoning                                            53.54 mths
Weighted Average Term to Maturity                                       233 mths


PRINCIPAL COLLECTIONS                                                 AUD
---------------------                                           ----------------
Scheduled Principal Payments                                        8,499,408.34
Unscheduled Principal Payments                                     73,388,001.32
Redraws                                                             6,710,222.01

Principal Collections                                              75,177,187.65


TOTAL AVAILABLE PRINCIPAL                                             AUD
-------------------------                                       ----------------
Principal Collections                                              75,177,187.65
Principal Charge Offs                                                       0.00
Principal Draw                                                              0.00

Total Available Principal                                          75,177,187.65

Principal Distributed                                              75,177,187.65
Principal Retained                                                          0.00


TOTAL AVAILABLE FUNDS                                                 AUD
---------------------                                           ----------------
Available Income                                                   15,320,567.92
Principal Draw                                                              0.00
Liquidity Draw                                                              0.00

Total Available Funds                                              15,320,567.92


Redraw & Liquidity Facilities                                         AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00

Liquidity Draw                                                              0.00
Liquidity Shortfall                                                         0.00



CPR
---
                                          Aug-01          Sep-01          Oct-01
                                          ------          ------          ------
                        1 mth CPR         31.24%          23.97%          28.12%


ARREARS
-------
                        % of pool
                       (by number)
                       -----------
31 - 59 days              0.64%
60 - 89 days              0.20%
90+ days                  0.09%
Defaults                     1
---------------------------------
Losses                      Nil
---------------------------------